UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando
President and Chief Executive Officer
Collectors Universe, Inc.
1610 E. Saint Andrew Place

Santa Ana, CA 92705
(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (which we refer to as this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020, by Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), and Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Collectors Universe. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 17, 2020, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Collectors Universe.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 4. The Solicitation or Recommendation

The second paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Projected Financial Information” is amended and restated by replacing it with the following:

In connection with Collectors Universe’s strategic planning process, Collectors Universe management prepared and provided to the Collectors Universe Board various forward-looking financial information for fiscal years 2021 through 2025. This forward-looking information is collectively referred to as the “Forecasts.” The Forecasts were used by Houlihan Lokey in connection with its opinion to the Collectors Universe Board and related financial analyses. The Forecasts are set forth below. The Forecasts were not provided to the Investor Group or their affiliates.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Projected Financial Information—Forecasts” is amended and restated by replacing it with the following:

Forecasts

The following table provides the Forecasts for fiscal years 2021 through 2025.

	Fiscal year ended June 30,
(Dollars in millions)(1)	2021E		2022E		2023E		2024E		2025E
Revenue:
Cards/Autographs		$86.4		$121.0		$139.2		$160.1		$184.1
Coins	$		$		$		$		$
United States		$35.2		$36.9		$38.8		$40.7		$42.7
China		$7.3		$9.1		$11.4		$14.3		$17.8
Other		$2.8		$2.8		$2.8		$2.8		$2.8
Total Revenue Coins		$45.3		$48.8		$53.0		$57.8		$63.3
Other		$2.7		$2.7		$2.7		$2.7		$2.7
Total Revenue		$134.4		$172.6		$194.9		$220.5		$250.1
Cost of Revenue		$(53.3)		$(70.0)		$(79.2)		$(89.8)		$(101.9)
Gross Profit		$81.1		$102.6		$115.7		$130.7		$148.2
(%)		60%		59%		59%		59%		59%

Operating Expenses:
Selling and marketing		$(10.3)		$(15.7)		$(17.5)		$(19.6)		$(22.1)
General and administrative(2)		$(30.6)		$(37.8)		$(42.3)		$(47.1)		$(52.4)
Total Operating Expenses		$(40.9)		$(53.5)		$(59.8)		$(66.7)		$(74.5)
(%)		30%		31%		31%		30%		30%

Operating Income		$40.2		$49.1		$55.9		$64.0		$73.7
(%)		30%		28%		29%		29%		29%

Provision for income taxes		$(11.0)		$(12.8)		$(14.5)		$(16.6)		$(19.1)

Net Income		$29.2		$36.3		$41.4		$47.4		$54.6

EBITDA:
Operating Income (above)		$40.2		$49.1		$55.9		$64.0		$73.7
Total Adjustments		$2.2		$—		$—		$—		$—
Depreciations and amortization		$3.7		$3.3		$3.1		$3.2		$2.9
Adjusted EBITDA(3)		$46.1		$52.4		$59.0		$67.3		$76.6

Unlevered Free Cash Flow:
Net Income (above)		$29.2		$36.3		$41.4		$47.4		$54.6
Total Adjustments		$2.2		$—		$—		$—		$—
Depreciation and amortization		$3.7		$3.3		$3.1		$3.2		$2.9
Capital Expenditures		$(4.3)		$(1.5)		$(1.5)		$(1.0)		$(1.0)
Change in net working capital		$1.4		$0.1		$0.2		$0.2		$1.1
Unlevered free cash flow(4)		$32.1		$38.3		$43.2		$49.8		$57.6

 (1) Totals may not foot due to rounding.

(2) Inclusive of projected stock-based compensation expense.

(3) Adjusted EBITDA is defined as Collectors Universe’s earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items.

(4) Unlevered free cash flow for the 7-month stub period ended June 30, 2021, was calculated as $18.8 million.

The Forecasts were prepared based on a number of variables, assumptions and estimates made by Collectors Universe management, including the anticipated effects of the estimated future performance of Collectors Universe’s business, as well as general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the control of Collectors Universe. Specifically, the Forecasts were based on the following assumptions:

●	Cards/Autographs revenues will increase starting in the second quarter of fiscal year 2021 with a total increase in revenues for fiscal year 2021 of 156 percent.

●	Cards/Autographs revenues will increase 40 percent from fiscal year 2021 to fiscal year 2022.

●	Cards/Autographs revenues will increase 15 percent over the prior fiscal year in fiscal years 2023, 2024 and 2025.

●	Coins – United States revenues will increase in line with annual projections for fiscal year 2021.

●	Coins – United States will increase five percent over the prior fiscal year in fiscal years 2022, 2023, 2024 and 2025.

●	Coins – China revenues will increase in line with annual projections for fiscal year 2021.

●	Coins – China revenues will increase 25% over the prior fiscal year in fiscal years 2022, 2023, 2024 and 2025.

The eighth paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.” is amended and restated by replacing it with the following:

Houlihan Lokey’s opinion was furnished for the use of the Collectors Universe Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of a copy of its written opinion to the Collectors Universe Board as Annex B to this Schedule 14D-9. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Collectors Universe Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Offer and the Merger or otherwise.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.—Selected Companies Analysis” is amended and restated by replacing the disclosure that begins with “The selected companies included the following:” and ends with “Enterprise Value Multiples” with the following:

The selected companies and the financial data reviewed included the following:

Enterprise Value Multiples

Selected Companies	EV / LTM Adjusted EBITDA	EV / FY2021E Adjusted EBITDA
CBIZ, Inc.	12.2x	11.0x
CRA International, Inc.	6.5x	7.7x
Emerald Holding, Inc.	NMF	6.6x
Enthusiast Gaming Holdings Inc.	NMF	NMF
Forrester Research, Inc.	14.3x	17.1x
Huron Consulting Group Inc.	12.7x	13.8x
ICF International, Inc.	9.6x	12.6x
Nielsen Holdings plc	14.5x	7.6x
Real Matters Inc.	17.4x	14.5x
Stewart Information Services Corporation	5.9x	NA
Value Line, Inc.	23.3x	NA

Note: “NMF” refers to not meaningful figure, and “NA” refers to not available.

The disclosure appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.—Selected Transactions Analysis” is amended and restated by replacing the disclosure that begins with “The selected transactions included the following:” and ends with “Transaction Value Multiples” with the following:

The selected transactions and the financial data reviewed included the following:

Transaction Value Multiples

Date Announced	Target	Acquiror	Transaction Value / LTM Adjusted EBITDA
10/15/2019	Murgitroyd Group PLC	Sovereign Capital Partners LLP	14.3x
8/2/2019	Navigant Consulting, Inc.	Guidehouse LLP, a portfolio company of Veritas Capital	15.4x
7/12/2019	The Kantar Group Limited	Bain Capital Private Equity, LP	8.2x
6/17/2019	Sotheby’s	BidFair USA, an entity wholly owned by Patrick Drahi and Family	17.3x
11/27/2018	SiriusDecisions, Inc.	Forrester Research, Inc.	NMF
10/31/2018	Intersections Inc.	Buyer consortium of affiliates of: General Catalyst Partners, WndrCo Holdings, LLC and iSubscribed Inc.	21.1x
9/25/2018	XO Group Inc.	WeddingWire, Inc.	23.4x
8/8/2018	Dun & Bradstreet Holdings, Inc.	Buyer consortium of affiliates of: Thomas H. Lee Partners, L.P., CC Capital and Cannae Holdings, Inc.	12.5x
6/25/2018	DFLT and TAS Businesses of Navigant Consulting, Inc.	Ankura Consulting Group, LLC	11.9x
2/15/2018	RELX NV	RELX PLC	8.2x

Note: “NMF” refers to not meaningful figure.

The first paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.—Miscellaneous” is amended and restated by replacing it with the following:

Houlihan Lokey was engaged by Collectors Universe to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Collectors Universe Board as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement. Collectors Universe engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Collectors Universe, Houlihan Lokey is entitled to an aggregate fee based upon a percentage of the transaction value of the Offer and the Merger of approximately $9.1 million for its services, $1.0 million of which became payable upon the delivery of Houlihan Lokey’s opinion, and the balance of which will become payable contingent upon the consummation of the Offer and the Merger. Collectors Universe has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from Collectors Universe of approximately $1 million for financial advisory and/or other financial or consulting services.

The third paragraph appearing in Item 4 of the Schedule 14D-9 under the caption “Opinion of Houlihan Lokey Capital, Inc.—Miscellaneous” is amended and restated by replacing it with the following:

Houlihan Lokey and/or certain of its affiliates (i) have in the past provided and are currently providing financial advisory and/or other financial or consulting services to D1 Capital Partners L.P., an affiliate of Parent, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, D1 Capital Partners L.P. (referred to collectively with D1 Capital Partners L.P., the “D1 Group”), for which Houlihan Lokey and/or its affiliates have received, and may receive, compensation, and (ii) have in the past provided financial advisory and/or other financial or consulting services to an affiliate of Cohen Private Ventures, an affiliate of Parent and CPV (referred to as “Cohen Private Ventures”), for which Houlihan Lokey and/or its affiliates have received compensation. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from the D1 Group of less than $500,000 for financial advisory and/or other financial or consulting services. During the two years prior to the date of Houlihan Lokey’s opinion, Houlihan Lokey and its affiliates have received aggregate fees from Cohen Private Ventures of approximately $40,000 for financial advisory and/or other financial or consulting services. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Collectors Universe, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by D1 Capital Partners L.P., Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and may do so in the future. Such future investments may include direct or indirect investments in Collectors Universe. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Collectors Universe, Parent, members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Item 8. Additional Information

The section of Item 8 of the Schedule 14D-9 captioned “Legal Proceedings” is amended and restated by replacing it with the following:

Legal Proceedings

In December 2020, six lawsuits were filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The six lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. 1:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. 1:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020); McGrath v. Collectors Universe, Inc., et al., Case No. 1:20-cv-11010 (S.D.N.Y.) (filed Dec. 29, 2020); and Sharp v. Collectors Universe, Inc., et al., Case No. 2:20-cv-20594 (D.N.J.) (filed Dec. 30, 2020) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (1) Collectors Universe’s financial projections; (2) the financial analyses performed by Houlihan Lokey; and (3) the background and process leading up to the Merger, including the settlement agreement we entered into with Alta Fox on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano, Palkon, and Sharp Complaints also allege that the Schedule 14D-9 contains materially incomplete and misleading information regarding (1) Houlihan Lokey’s compensation and potential conflicts of interest, and (2) whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to cause the defendants to disseminate revised disclosures; (3) to rescind the Merger or recover damages in the event that the Merger is consummated; (4) a declaration that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (5) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. We believe the Complaints are without merit and intend to vigorously defend against the Complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

		By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer

Date:	January 8, 2021